# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LogicMark, Inc., CIK 0001566826
CUSIP: 67091J800
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2801 Diode Lane, Louisville, Kentucky (KY), 40299
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0001868194
Persons authorized to receive notices and communications: David E. Danovitch, Esq., Sullivan & Worcester LLP, 1251 Avenue of the Americas, New York, New York (NY), 10020, (212) 660-3060

## Reporting persons
- Chia-Lin Simmons (CIK 0001868194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 74,965; shared voting power 0; sole dispositive power 74,965; shared dispositive power 0; aggregate amount beneficially owned 74,965 (8.3% of the class)
  Comment: The beneficial ownership percentage set forth in this Statement on Schedule 13D (this ''Schedule 13D'') is based on 899,759 shares of common stock, par value $0.0001 per share (the ''Common Stock''), issued and outstanding as of August 3, 2026, as verified with the issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: LogicMark, Inc.
Address of issuer's principal executive offices: 2801 Diode Lane, Louisville, Kentucky (KY), 40299
Comment: This Schedule 13D relates to the shares of Common Stock of LogicMark, Inc., a Nevada corporation Comment: (the "Issuer"). This Schedule 13D constitutes a late filing due to inadvertent administrative error. Certain of the shares of the Issuer disclosed in this Schedule 13D were initially acquired by the Reporting Person (as defined below) on November 3, 2025 in connection with the issuance of restricted stock awards to the Reporting Person as partial consideration for her services as President and Chief Executive Officer of the Issuer. This Schedule 13D is being filed by the Reporting Person in order to disclose the Reporting Person's beneficial ownership information as of the date of the filing of this Schedule 13D and, as further described in Item 4 below, the Reporting Person's position with respect to the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (as defined below).

## Item 2. Identity and Background
Name of person filing: Chia-Lin Simmons (the "Reporting Person").
Residence or business address: 2801 Diode Lane, Louisville, Kentucky 40299.
Present principal occupation or employment: Chief Executive Officer, President and a director of the Issuer.
Criminal convictions in the last five years: The Reporting Person, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported in this Schedule 13D were granted to the Reporting Person pursuant to the Issuer's stock incentive plans, employment agreements and award agreements with the Reporting Person as partial compensation for her services as Chief Executive Officer and President of the Issuer. The Reporting Person holds an aggregate of 74,965 shares of Common Stock as a result of grants made by the Issuer between June 2021 and November 2025 (as adjusted for all applicable reverse stock splits).

As described in Item 6 of this Schedule 13D, on July 27, 2026, the Issuer entered into an amended and restated executive employment agreement with the Reporting Person (the "Employment Agreement"), which supersedes all prior employment agreements between the Issuer and the Reporting Person. Prior to the Employment Agreement, the Reporting Person was party to an executive employment agreement with the Issuer, dated November 2, 2022, the term of which was subsequently extended by such parties on May 15, 2025.

Among other terms and conditions, the Employment Agreement provides that the Reporting Person is required to be issued shares of Common Stock from time to time such that the aggregate number of shares of Common Stock held by the Reporting Person equals not less than six percent (6%) of the Issuer's issued and outstanding shares of Common Stock at all times.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the President, Chief Executive Officer and a director of the Issuer. The Reporting Person holds the shares of Common stock reported in this Schedule 13D in connection with her services as an executive officer and director of the Issuer. See also the comment to Item 1 of this Schedule 13D and response to Item 3 of this Schedule 13D.

The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 31, 2026, with Langham Project, LLC, a Nevada limited liability company ("Parent"), and Langham Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger").

Pursuant to the Merger Agreement, among other things, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to such time will be cancelled and automatically converted into the right to receive cash merger consideration as set forth in the Merger Agreement. Reference is made to the Current Report on Form 8-Ks filed by the Issuer with the U.S. Securities and Exchange Commission ("SEC") on August 3, 2026, which further describes the Merger, changes to the Issuer's capitalization and corporate structure, and the anticipated termination of the registration and quotation of the Common Stock following consummation of the Merger. Such disclosure is incorporated herein by reference to the extent relevant to Items 4(a) through 4(j) of Schedule 13D.

The Reporting Person, in her capacity as the President and Chief Executive Officer and a member of the board of directors of the Issuer (the "Board"), participated in the approval of the Merger Agreement and, together with the other members of the Board, has approved and intends to recommend that the Issuer's shareholders vote "FOR" the proposal to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated thereby. The Reporting Person also intends to vote, or direct the vote of, all of her shares of Common Stock in favor of the approval and adoption of the Merger Agreement, the Merger and such other transactions.

In addition to the above-referenced anticipated Merger, from time to time, subject to restrictions that may be applicable by virtue of the Reporting Person's role as President, Chief Executive Officer, a member of the Board and a shareholder of the Issuer, the Reporting Person may, via open market transactions or otherwise, acquire additional shares of Common Stock or determine to dispose of shares of Common Stock beneficially owned by her. The Reporting Person intends to review her investment in the Issuer on a continuing basis and, upon further developments, including with respect to the anticipated Merger, other investment and business opportunities available to her, general stock market and economic conditions, and tax considerations, may change her investment in the Issuer. The Reporting Person will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Common Stock that may be acquired or disposed of, if any, is not currently ascertainable. Without limiting the generality of the foregoing, and notwithstanding the proposed Merger transaction, and also by virtue of such roles that the Reporting Person has with the Issuer, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract and subject to market conditions, as applicable) to, at any time or from time to time, encourage or cause (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer (A) to explore, consider and/or effect public or private offerings of the Issuer's securities, sales or acquisitions of assets or businesses, or other extraordinary corporate transactions, (B) to issue securities to third parties for services rendered or for other appropriate consideration, (C) to change the Board, including changing the number or term of Issuer director or filling existing vacancies, (D) to change the Issuer's capitalization or dividend policies, and (E) to modify the Issuer's articles of incorporation, bylaws or other organizational documents, each as amended to date, including taking other actions which may impede the acquisition of control of the Issuer by any third party (including, without limitation, with respect to the anticipated Merger). The Reporting Person has, in connection with the Merger, and intends to initiate, or continue to engage in, communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer, one or more members of the Board and/or one or more representatives of the Issuer regarding ideas that, if effected, may relate to or result in any of the matters listed in paragraphs (a) through (j) of Schedule 13D. The Reporting Person intends to continue to conduct a detailed review of the Issuer's business, operations, capitalization and management on an ongoing basis and consider and determine what, if any, changes would be necessary, appropriate and desirable in light of the circumstances which then exist.

Except as described above, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to rows 11 and 13 on the cover page of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See the responses to Item 3 of this Schedule 13D with respect to the restricted shares of Common Stock that were issued and issuable to the Reporting Person in connection with the Issuer's stock incentive plans, employment agreements and award agreements with the Reporting Person.

See also the responses to Item 4 of this Schedule 13D with respect to the transactions contemplated by the Merger Agreement, pursuant to which shares of Common Stock held by the Reporting Person are anticipated to be cancelled and converted into the right to receive merger consideration upon consummation of the transactions contemplated thereby.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

1 Agreement and Plan of Merger, dated as of July 31, 2026, by and among LogicMark, Inc., Langham Project, LLC and Langham Merger Sub, Inc (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 3, 2026).

2 Executive Employment Agreement by and between Chia-Lin Simmons and LogicMark, Inc., executed July 27, 2026 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 30, 2026).

3 Form of Restricted Stock Award Agreement for LogicMark, Inc. 2023 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 11, 2023).

## Signatures
- Chia-Lin Simmons: /s/ Chia-Lin Simmons, Chia-Lin Simmons (08/03/2026)